Dr. DEREK MCBRIDE P.Eng.

Mineral deposit Specialist

Phone 416-282-6580, CELL 647-233-2416

Email dmcbgms@excite.com

N1 43-101 TECHNICAL REPORT ON THE KASLO PROPERTY, SLOCAN MINING CAMP, BRITISH COLUMBIA

FOR

AGAVE SILVER CORPORATION

Prepared by

Dr. Derek E. McBride P.Eng.

Consulting Geologist

April 15, 2014

Toronto, Canada

TABLE OF CONTENTS

1.0 SUMMARY 1 2.0 INTRODUCTION AND TERMS OF REFERENCE 3

2.1 GENERAL 3

2.2 TERMS OF REFERENCE 3

2.3 SOURCES OF INFORMATION 3

2.4 SITE VISIT 3

2.5 UNITS AND CURRENCY 3

2.6 RISK FACTORS 4

3.0 RELIANCE ON OTHER EXPERTS 4 4.0 PROPERTY DESCRIPTION AND LOCATION 4

4.1 LOCATION 4

4.2 PROPERTY DESCRIPTION 4

5.0 ACCESS, CLIMATE, LOCAL RESOUCES, INFRASTRUCTURE AND PHYSIOGRAPHY 4

5.1 ACCESS 4

5.2 CLIMATE 8

5.3 LOCAL RESOURCES AND INFRASTRUCTURE 9 7

5.4 PHYSIOGRAPHY 9

6.0 HISTORY 9

6.1 OVERVIEW 9

6.2 INDIVIDUAL PROSPECT HISTORIES 11

6.2.1 Cork-Province Mine 11

6.2.2 Black Fox Mine 14

6.2.3 Dublin 16

6.2.4 Silver Bear Mine 16

6.2.5 Index 18

6.2.6 Metropolitan 20

6.2.7 Silver Bell-B&A 20

6.2.8 Connection 20

6.2.9 Hartford 22

6.2.10 Gibson (Daybreak) 22

6.2.11 Gold Cure Workings 22

6.2.12 Bismark Mine 26

6.2.13 Black Bear Prospect 29

7.0 GEOLOGICAL SETTING AND MINERALIATION 30

7.1 REGIONAL AND LOCAL 30

7.2 PROPERTY GEOLOGY 31

7.3 STRUCTURAL GEOLOGY 31 8.2 MINERALIZATION 36

8.0 DEPOSIT TYPES 39

9.0 EXPLORATION 40

9.1 PROCEDURES/PARAMETERS OF SURVEYS AND INVESTIGATION 40

9.2 SAMPLING METHODS AND SAMPLE QUALITY 40

9.3 RELEVANT INFORMATION 40

9.4 RESULTS AND INTERPRETATION OF EXPLORATION RESULTS 40

10.0 DRILLING 58

11.0 SAMPLE PREPARATION, ANALYSIS AND SECURITY 58

11.1 SAMPLE PREPARATION AND ASSAYING 58

11.2 QA/QC 58

11.3 SECURITY 58

12.0 DATA VERIFICATION 58

13.0 MINERAL PROCESSING AND METALLURGICAL TESTING 58

14.0 MINERAL RESOURCE ESTIMATES 58

15.0 MINERAL RESERVE ESTIMATES 59

16.0 MINING METHODS 59

17.0 RECOVERY METHODS 59

18.0 PROJECT INFRASTRUCTURE 59

19.0 MARKET STUDIES AND CONTRACTS 59

20.0 ENVIRONMENTAL STUDIES, PERMIT AND SOCIAL OR COMMUNITY IMPACT 59

21.0 CAPITAL AND OPERATING COSTS 60

22.0 ECONOMIC ANALYSIS 60

23.0 ADJACENT PROPERTIES 60

24.0. OTHER RELEVANT DATA AND INFORMATION 60

25.0. INTERPRETATION AND CONCLUSIONS 60

26.0 RECOMMENDATIONS 63

27.0 DATE AND SIGNATURE PAGE 66

28.0 CERTIFICATE 67

29.0 REFERENCES 69

30.0APPENDIX 1: MINING CONTRACTOR ESTIMATES 71

LIST OF TABLES

TABLE 1 KASLO PROJECT TENURES 2014 8

TABLE 2 LOCATION MAP OF THE MAIN KASLO PROSPECTS 10

TABLE 3 HISTORICAL PRODUCTION: KEEN CREEK MINING CAMP 10

TABLE 4 CORK-PROVINCE 1998 AND 1999 DRILL RESULTS 14

TABLE 5 CREAM DRILL RESULTS SILVER BEAR PROSPECT 1998 18

TABLE 6 CML GOLD CURE 1998 DRILL RESULTS 26

TABLE 7 CML BISMARK 1998 DRILL RESULTS 26

TABLE 8 UTM COORDINATES OF MAJOR MINE FEATURES 42

TABLE 9 PROPOSED BUDGET FOR KASLO PROJECT 65

LIST OF FIGURES

FIGURE 1 LOCATION 5

FIGURE 2 PROPERTY MAP 6

FIGURE 3 CORK-PROVINCE MINE, COMPOSITE LEVEL PLAN 12

FIGURE 4 PLAN OF THE BLACK FOX MINE 15

FIGURE 5 THE DUBLIN PROSPECT 17

FIGURE 6 SILVER BEAR MINE 19

FIGURE 7 INDEX MINE PLAN AND SECTION 21

FIGURE 8 GIBSON (DAYBREAK) MINE COMPOSITE PLAN 24

FIGURE 9 CROSS SECTION GIBSON PROPERTY 25

FIGURE 10 GOLD CURE WORKINGS 27

FIGURE 11 PLAN OF BISMARK WORKINGS 28

FIGURE 12 GEOLOGY OF THE KEEN CREEK VALLEY (CAIRNES, 1934) 32

FIGURE 13 FOLDS RECORDED IN THE CORK MINE, ZINC COMM. 1906 33

FIGURE 14 BLOCK DIAGRAM SHOWING KEEN CREEK

MINERALED HORIZON AND POTENTIAL 62

LIST OF PHOTOGRAPHS

PHOTO 1 GOOGLE IMAGE OF THE KASLO PROJECT 7

PHOTO 2 NEW CORK-PROVINCE MILL 1951 13

PHOTO 3 GIBSON WORKINGS KLAWALA CREEK 23

PHOTO 4 CAIRNES PHOTO OF FOLDING IN SLOCAN SERIES 30

PHOTO 5 INFOLDED BLACK GRAPHITIC AND LIMESTONE BEDS,

CORK-PROVINCE MINE DUMP 33

PHOTO 6 HAND SPECIMEN OF FOLDED CRYSTALLINE LIMESTONE

WITH MINOR BLACK GRAPHITIC BANDS, C-P DUMP 34

PHOTO 7 BANDED MINERALIZATION IN OUTCROP, SHAFT AREA,

BLACK FOX MINE 35

PHOTO 8 FOLDED RUSTY BAND IN LIMESTONE ABOVE GIBSON

MINE AND BELOW GOLD CURE WORKINGS ON RIDGE 35

PHOTO 9 FOLDED BEDDING AT UPPER INDEX ADIT, DESMOND CR. 36

PHOTOS 10 & 11 MINERALIZED SHAFT DUMP SAMPLES, BLACK

FOX SHAFT 37

PHOTO 12 BANDED MASSIVE SULPHIDE MIN. C-P DUMP 37

PHOTO 13 BANDED FINE-GRAINED BEDDED MINERALIZATION

BLACK FOX 38

PHOTO 14 BANDED GALENA AND FINER-GRAINED SULPHIDES,

BISMARK 38

PHOTO 15 BANDED MINERALIZATION BOTTOM GIBSON TRAMWAY 39

PHOTO 16 BROW OF MAIN CORK-PROVINCE ADIT #3 43

PHOTO 17 OPEN STOPE: BEN HUR CREEK 44

PHOTO 18 CAVED STOPE ABOVE ADIT 2 WITH STAVED PIPE 44

PHOTO 19 CORK-PROVINCE NO. 2 ADIT IN BEN HUR CREEK 45

PHOTO 20 END OF CORK-PROVINCE ADIT 2 WHERE IT HITS MINERALIZATION 45

PHOTO 21 PORTAL OF DUBLIN ADIT SHOWING SHALLOW DIP

OF BEDDING 46

PHOTO 22 SHALLOW PLUNGING FOLDS, DUBLIN ADIT 47

PHOTO 23` FINE-GRAINED BUFF FELSIC VOLCANIC TUFFS, DUBLIN 47

PHOTO 24 CAVED PORTAL TO BLACK FOX MINE 48

PHOTO 25 OPEN UPPER ADIT BLACK FOX, OLD TRACK IN CENTRE 48

PHOTO 26 INCLINED BLACK FOX SHAFT ON MINERALIZATION 49

PHOTO 27 CROWDED FELDSPAR PORPHYRY BED IN CLASTIC

SEDIMENTARY ROCKS 50

PHOTO 28 SILVER BEAR NO. 3 ADIT ON KEEN CREEK ROAD 51

PHOTO 29 SLUMPED BLACK MINERALIZED BAND SILVER BEAR 51

PHOTO 30 INDEX ADIT IN DESMOND CREEK 52

PHOTO 31 CAVED ENTRANCE OF GIBSON ADIT 1 53

PHOTO 32 SNOW COVERED CAVED GOLD CURE ADIT 54

PHOTO 33 BEDDED SILT AND SANDSTONES GOLD CURE ADIT 54

PHOTO 34 STEEPLY NORTHWEST DIPPING BEDS NEAR BISMARK

ADIT 55

PHOTO 35 OPEN BISMARK STOPE ABOVE ADIT 3 56

PHOTO 36 ADIT 3 FOLLOWING BEDDING AND MINERALIZED BAND 56

PHOTO 37 STOPE IN BISMARK ADIT 3 57

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1.0 SUMMARY

The Kaslo Property of Agave Silver Corp. covers 7 past producing mines in a horizon over 14 kilometres long, folded around the Keen Creek Syncline. Mining only reached a depth of 250 metres at the one deposit, the Cork-Province; in the other mines the depth of mining is less than 90 metres. None have been investigated or mined since Cork-Province closed in 1966. Exploration in 2013 has confirmed the continuity of the mineralized horizon and shows it to be a typical silver-lead-zinc sedimentary exhalative, “Sedex” setting similar to the Sullivan Mine. Surface drilling has intersected a 5.8 metre wide mineralized zone with grades to 207g/t silver, 5.16% lead and 8.08% zinc at Cork-Province. This is a new zone beyond the limits of historical mining.

A program of underground and surface exploration is recommended. The first phase will be to open the key adits at Cork-Province. Underground tunnels will be mapped and sampled to determine the remaining resources and exploration potential. Emphasis will be placed on expanding:

1) The drill indicated zone discovered in 1997 south of the mine workings,

2) The remaining mineralization on the levels, and

3) The down dip potential of the main zones.

A budget of $750,000 is considered to be sufficient to complete this program on the first and third levels of the Cork-Province Mine. The main Black Fox and Silver Bear adits would be opened as well, based on funding available.

The second phase, at a cost of $5,750,000, will drive a hanging wall drift for deep drilling of the Cork-Province mineralized horizon and drill test it for its known strike length of 500 metres. Some surface drilling would test the mineralized horizon between the Cork-Province and Black Fox Mines. It is the aim of this drill program to provide data for a NI 43-101 resource estimate for the Cork-Province deposit and expand the potential of the known deposits.

Preliminary underground assessment of Black Fox, Silver Bear, Gibson and Bismark is included. Additional prospecting and surface geological work will define the favourable horizon between these known prospects.

The Kaslo Property is well located at the eastern end of the Slocan Mining Camp near Kaslo on Kootenay Lake. It can be reached from Zwicky about 5 kilometres west of Kaslo by following the Keen Creek access road. The Cork-Province Mine is at kilometre 8 on this road. The last prospect, the Index, is at approximately kilometre 17. Numerous logging roads and old mine trails access the major prospects. The claim block encompasses all the prospects in a block of 3,720 hectares, which is in good standing until 2018.

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Most of the exploration and exploitation took place from the 1890s to 1925. During this period the prospects were explored and exploited. Mining was limited to the high grade sections of the mineralization and the common technique of hand-cobbing, upgraded the mineralization and removed much of the undesirable zinc. These concentrates were sent to the Trail Smelter for processing. The Zinc Commission, 1906 and personal observations suggest 4 to 7 metre widths of mineralization were left behind because the mineralization was not amenable to hand-cobbing concentration. The Cork-Province Mine operated intermittently to 1966 and produced 220,000 tons of mineralization. Recent exploration by Cream Minerals Ltd. has identified a new zone of economic significance beyond the mine workings.

Similarly drilling at Bismarck and surface exposures at Silver Bear indicate new mineralized zones. At the Gibson (Daybreak) prospect, a 1951 assessment suggested mineralized zones in the old workings. This old mine was tied up in a lawsuit for many years. Cream Minerals Ltd. carried out surface surveys across the Kaslo Property and confirmed the silver-lead-zinc mineralization at all known prospects. The author’s work in 2013 verified the prospects and the character of the mineralization. Cream did not evaluate any of the old mines.

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2.0 INTRODUCTION

2.1 GENERAL

The writer has been requested by Mr. R. Lang, President, Agave Silver Corporation to prepare this NI 43-101 technical report on the Company’s Kaslo Project in Southeastern British Columbia and make recommendations for future exploration of its mineral potential.

2.2 TERMS OF REFERENCE

The Corporation is seeking an exploration plan to evaluate the mineral potential of the identified centres of previous mining activity and require a NI 43-101 compliant technical report for financing any future work. Application has been made for a multiyear work permit and is approved pending an archaeological study. The writer has been engaged to visit the prospects on the Kaslo Property, investigate these workings, and the relationship between them and their host geology. This information will be combined with all known historical data for the NI 43-101 compliant report. It will evaluate the potential of these prospects in order to develop an exploration program

2.3 SOURCES OF INFORMATION

The author has utilized publically available reports including the Report of the Zinc Commission 1906, Cairnes 1934 and 1935 plus the Annual Reports of the Minister of Mines British Columbia. Other reports were included with the Denny family files or are in the Assessment files of the British Columbia Government. In the 1990s, Cream Minerals Limited (Cream or CML) (now Agave Silver Corp.) explored the properties and prepared numerous reports which were filed with in the British Columbia government files

2.4 SITE VISIT

The author visited the property in November 2011, but was unable to investigate the mineral prospects due to heavy snow cover. From October 9 to 23, 2013 he was able to visit all of the known prospects and most of the locations of the old mine workings. All are accessible by roads or old mine trials. Most of the portal entrances are caved. Mineralization could only be observed at one location and in samples on surface dumps.

2.5 UNITS AND CURRENCY

All dollar amounts used in this report are in Canadian dollar

Measurements are made in the SI (Metric) system for all work done during this exploration phase. Historical values are as reported in the Imperial system. In some instances, both systems are used for clarity.

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2.6 Risk Factors

Restrictions on mineral development are minimal. The mineral title gives the right to proceed with exploration and exploitation under applicable government laws and regulations. First Nations concerns have been expressed and are being addressed. It is possible that the discovery of archaeological sites could lead to revised planning and delays.

Any new mining will take place in areas already affected by historical mining. No infrastructure exists on the property. Surface disturbance will be minimal because the mining will be by underground methods.

3.0 RELIANCE ON OTHER EXPERTS

The author did not rely on any other experts.

4.0 PROPERTY DESCRIPTION AND LOCATION

4.1 LOCATION (Figure 1)

The Kaslo Property of Agave Silver Corp. is situated west of the town of Kaslo and 65 kilometres north of Nelson on Kootenay Lake in southwestern British Columbia off Highway 31A at Zwicky, 5 kilometres west of Kaslo. A decommissioned Department of Highways road heads up the southeast side of Keen Creek Valley. It crosses the property from kilometre 4 to 17 and provides access to all the prospects

4.2 PROPERTY DESCRIPTION

The property, of Agave Silver Corp. lies along the Keen Creek Valley for a distance of 17 kilometres. The individual mineral titles are found along the southeast side of the valley and extend across the creek at the north end of the property (Figure 2 & Table 1). All claim blocks are contiguous and total 3721 hectares. They cover all the prospects discussed in this report (Photo 1). Agave Silver Corp. owns the property outright subject to a 1.5% NSR to the Denny family. All claims are in good standing until December 30, 2018. Exploration work is required to maintain the claim block beyond that date.

5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYIOGRAPHY

5.1 ACCESS

The property is reached from Kaslo along Hwy. 31A for 5 kilometres to Zwicky and then left up the Keen Creek Road to the various prospects. The Keen Creek Road is a decommissioned road under the control of the B.C. Department of Highways. It is passable by car to Ben Hur Creek where the bridge is washed out; beyond it can be accessed by ATV to the edge of Kokanee Glacier Park. New logging roads, old mine roads and trails access most of the mine sites off the main road; all were useable during the present investigation.

5

British Columbia
Alberta
Pacific Ocean
Queen Charlotte Islands
Vancouver Island
U.S.A.
Vancouver
Burnaby
Victoria
Prince Rupert
Prince George
Kamloops
Kelowna
Penticton
Nanaimo
Campbell River
Powell River
Chilliwack
Cranbrook
kaslo project

Figure 1

Kaslo Project, B.C.
Agave Silver Corp.
D.McBride Consulting

Feb. 2014

6

Figure 2

Kaslo Property, Agave Silver Corp.

MineralTitles OnlineBC
Fort St. John
Terrace
Quesnel
Williams Lake
Revelstoke
Vernon
Vancouver
Trail
Victoria
913189
82F.096
82F.095
360502
1024197
531786
257117
531787
257269
351863
1024178
255468
1024196
1022894
82F.085
Kyawats
Mtn
RIVER
541685
541686
541688
541676
541677
541678
82F.086
541670
541671
541672
541403
541665
541666
541667
Legend
Indian Reserves
National Parks
Conservancy Areas
Parks
Federal Transfer Lands
Mineral Tenure (current)
Mineral Claim
Mineral Lease
Mineral Reserves (current)
Placer Claim Designation
Placer Lease Designation
No Staking Reserve
Conditional Reserve
Release Required Reserve
Surface Restriction
Recreation Area
Others
First Nations Treaty Related Lands
First Nations Treaty Lands
Survey Parcels
BCGS Grid
Contours (1:250K)
Contour - Index
Contour - Intermediate
Areaof Exclusion
Areaof Indefinite Contours
Annotation (1:250K)
Transportation - Points (1:250K)
Airfield
Anchorage - Seaplane
0
1.6
3.2 km.
Map center: 49°53' N, 117°1' W
Scale: 1:91,913

This map is a user generated static output from an Internet mapping site and is for general reference only. Data layers that appear on this map may or may not be accurate, current, or otherwise reliable. THIS MAP IS NOT TO BE USED FOR NAVIGATION.

7

Photo 1

Google Image of Kaslo Project Area and Prospects

Black bear middle adit
KASLO
Province Old Open Stope
11
Cork-Province Main Adit
Cork-P rovince Adit 2
Black Fox Shaft
Dublin Adit
Bismark Lower Adit
Bismark Stope
Bismark Drill Pad
Adit
Adit 6
Connection
Hartford
Silver Bell
Silver Bear
Index Main Adit
© 2013 Cnes/Spot Image
km
Image © 2013 Province of British Columbia
Image © 2013 DigitalGlobe
Imagery Date: 7/29/2011 11 U 498014.93 m E 552881

8

5.2 CLIMATE

Southeastern British Columbia is within the coastal rain forest and receives an average of 300 cm of rain fall per year. At the time of the 2011 visit, there was approximately three quarters of a metre of snow at the Cork-Province site. J. Denny, who worked on the property in the late 1990s, told that normally one can work in the area until mid December and resume work in early May. Temperatures vary from 30 C in the summer to -25 C in the winter; precipitation is 70 cm in the summer with winter snow depth of about 220 cm. The weather during the present investigation varied from cool and cloudy to cold and sunny; snow was on the higher peaks, but only hindered the work at the Gold Cure prospect.

Table 1

Kaslo Project Tenures 2014
Tenure No.	Claim Name	Tenure Type	Sub Type	Expiry Date	Area
225460		Mineral	claim	30/12/2018	25
255584		Mineral	claim	30/12/2018	25
255717		Mineral	claim	30/12/2018	25
255805		Mineral	claim	30/12/2018	25
256203	Bismark #2	Mineral	claim	30/12/2018	150
257269		Mineral	lease	28/11/2018	56.34
318936	Manhattan	Mineral	claim	30/12/2018	25
328205	Province	Mineral	claim	30/12/2018	25
349553	Mastodon	Mineral	claim	30/12/2018	25
349554	Last Chance	Mineral	claim	30/12/2018	25
349555	Black Bear	Mineral	claim	30/12/2018	25
350251	Cork #2	Mineral	claim	30/12/2018	25
351863	Province #1	Mineral	claim	30/12/2018	400
356667	Index #1	Mineral	claim	30/12/2018	25
360502	Charlie #3	Mineral	claim	30/12/2018	500
360885	Charlie #5	Mineral	claim	30/12/2018	25
360886	Charlie #6	Mineral	claim	30/12/2018	25
363672	Briggs	Mineral	claim	30/12/2018	25
1024178		Mineral	claim	30/12/2018	832.56
1024196		Mineral	claim	30/12/2018	703.85
1024197		Mineral	claim	30/12/2018	728.18

9

5.3 LOCAL RESOURCES AND INFRASTUCTURE

Kaslo is the nearest town. It supplies the forest industry and has the equipment required for road construction and surface mineral exploration. Mining contactors are available locally for any subsurface work. Kaslo also has accommodation, a hospital and the services to run exploration programs. Nelson is the major centre in the district with a population of 10,000, an airport and helicopter services. It is situated 65 kilometres to the south along highways 31 and 3A. Mining contractors are available in Silverton on Slocan Lake approximately 60 kilometres by road.

5.4 PHYSIOGRAPHY

The town of Kaslo is situated on Kootenay lake approximately 500 metres above sea level (ASL) in mountainous country. By the time the property is reached up the Keen Creek Road the elevation is 1050 ASL and the Index Prospect is 1,110 metres ASL. Mountains rise steeply from the creek in a youthful glacial valley. Slopes of 30 to 40 degrees are common. Tertiary creeks flowing into Keen Creek are in hanging side valleys about 500 metres above the valley floor. Mountain ridges rise to over 2,100 metres on the property and Kokanee Mountain is at the head of the valley.

6.0 HISTORY

6.1 OVERVIEW

The Slocan area saw extensive exploration activity in the last decade of the nineteenth and well into the first quarter of the twentieth century. Kaslo was a centre for significant part of this activity. Numerous small mines went into production on the narrow high grade silver-bearing veins. The present property includes 10 of these centres (Table 2) Mining was by hand steel in the early days but may have been more mechanized by the 1920s. Initially only the high grade section of the mineralized zone was mined, but later stopes up to 6 metres were reported.

.

Most were exploited between 1890 and 1930. The exception was the Cork-Province Mine that produced intermittently into the 1960s. Mineral production was significant (Table 3). Hand-cobbing reduced the volume of ore shipped to between 7 and 10 percent of that mined and in many cases rejected the zinc-rich material because it could not be treated in the Trail Smelter. Known production, from all the prospects on the property, is summarized on Table 3.

Some exploitation and exploration continued over the years, but it wasn’t until the mid 1990s that most of the old mines were assembled into a single property and optioned to Cream. This company concentrated around the major prospects and included geology, geophysics, geochemistry, trenching and drilling. The work defined new targets however it was discontinued before any significant potential could be outlined.

10

The author is familiar with old mines from the 17th to the early 20th centuries having worked in or studied them in various mining camps (McBride, 1976, 1987 and 2007). Cross cuts were either the equivalent to a modern drill hole or the shortest distance to the mineralization below surface. Drifts followed the mineralization and later acted as the access for exploitation. Drifts display the strike and dip of the mineralization

Table 2

Location of Main Prospects, Kaslo Project

UTM Coordinates of Major Prospects
Mine	Feature	Easting m	Northing m	Elevation m
Cork-Province	Main Adit caved	494567	5528333	1080
Dublin	Adit open	494298	5528940	1318
Gold Cure	Top adit	493942	5525470	2058
Bismark	Adit 3	494623	5526156	1870
Black Fox	Main Adit caved	493712	5527713	1108
Gibson (Daybreak)	Adit 1 caved	492883	5524827	1566
Silver Bear	Main Adit on road caved	490835	5523373	1251
Silver Bell	Main Adit caved	491372	5523383	1550
Index	Adit dump, adit 50 up Creek	490306	5522437	1364
Black Bear Prop.	Last Chance Top Adit open	495252	5529334	1132

Table 3

Historical Production: Keen Creek Mining Camp

PRODUCTION FIGURES FROM LOCAL MINES - PUBLIC FILES

Property	Production Years	Tons	Gold oz/t	Silver oz/t	Lead %	Zinc %

Cork-Province	1900-1966	210996	no record	2.3	3.05	4.72
Black Fox#	1898-1951	197	no record	2.02	0.04	11.5
Bismark#	1898-1928	1063	no record	101	15	no record
Gold Cure*#	1909	20	no record	100	50	no record
Daybreak#	1895-1935	676	0.002	17	16	8
B.N.A.*#	1900-1952	99	0.03	131	9	10
Silver Bell#	1898-1925	507	no record	156	19.7	no record
Silver Bear*#	1919-1952	500	0.006	64	51	9
Index#	1909-1949	17		64	51	9
* incomplete figures
# hand-cobbed concentrates

11

6.2 INDIVIDUAL PROSPECT HISTORIES

6.2.1 Cork-Province Mine (Figure 3)

The Cork-Province Mine was the major producer in the area having produced almost 211,000 tons of mineralization from the 1890s to 1966. It was originally called the Brigg’s Group. The upper No. 1 Adit was driven into the mineralization by 1897. The property development included an extensive tunnel system and a 75 ton per day mill by 1906. The Cork mine had two access adits including a 1,100 foot (335 m.) main drive, No. 3 that connected the 300 foot level of the mine with the mill. This tunnel went 200 feet (60 m) beyond the vein. The mine was explored and exploited above the Adit 3 or 300 foot (90 m) level at this time.

Adjacent and north of Cork is the Province Mine which covers the extension of the mineralization to the northeast. Initially it was explored by Adit 2 located on the west bank of Ben Hur Creek. This adit went in to the zone and followed it back towards Cork at a level at 50 feet (15 m) below Cork’s Adit 1. According to the Zinc Commission, no mineralization was seen in the vein to the north, but to the south, a band with streaky mineralization 25 feet (7.5 m) wide was mined up above and below the level.

Cross veins were traced on the level. All are described as having the same character. Maps in the author’s files, show that by 1914 this mineralized shoot had been mined from surface to the third level. These maps show the main band of mineralization had a strike of 100 degrees, dipping 60 degrees south. Most other mineralized zones appear to strike approximately at an azimuth of 050 degrees and strike southeast at between 60 and 70 degrees.

Until 1913 the mines operated separately, but after 1906 they agreed to share the main No. 3, drive and process all ore in the Cork mill. In 1914 the properties were consolidated and in 1918, the mill was improved by the addition of a flotation circuit. The property was shut down from 1920 to 1922 and produced 6,000 tons per year up to 1929, the last year reported by Cairnes (1935). The property seems to have been shut down during the 1930s up to 1948. It was reopened under the company “Base Metals Mining Corporation Limited” (Base Metals) and 385 tons were shipped from the surface dumps. Base Metals continued to operate the mine until1953 when low prices forced closure. After April 1951 the ore was treated in the Company’s new 100 tpd mill (Photo 2). A new shaft was sunk from the main cross cut with the projected depth to 555 feet below the collar. Stopes up to 20 feet (6 m) wide were reported. Production ceased in 1956.

The mine reopened in 1964 under London Pride Silver Mines and operated until May 1966 when the mineralization was exhausted. Production over the life of the mine from the 1890s to 1966 was 210,990 tons grading 2.3 oz/t silver, 3.04% lead and 4.72% zinc with minor gold and cadmium. The mine had reached a depth of 800 feet (244 m). It has remained dormant since that time.

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№3 Portal
№1 Portal
Open Stope
№2 Portal
Caved Stope
3400 N
3200 N
3000 N
2800 N
2600 E
2800 E
3000 E
3200 E
3400 E
Legend
100 Level
200 Level
300 Level
400 Level
500 Level
600 Level
700 Level
800 Level
N
T
DDHCP-97-3, 4
DDHCP-97-2
Ft
0
100
200
0
30
60
Metres

Figure 3

CORK - PROVINCE MINE
COMPOSITE PLAN

Agave Silver Corp.

D.McBride Consulting Nov.2013

Kaslo B.C.

After G.S.Neg, 1953

13

Photo 2

New Cork-Province Mill 1951 (From Ann. Rept. Min. Mines B.C. 1951)

In 1979, Arctex Engineering Services undertook a surface exploration program. Its recommendation was to open the workings and explore underground (Goldsmith, 1979). In 1982 the main drive was opened and mapped. Samples were taken at select points. The main drive, Adit 3, is 1835 feet (560 m) long and intersects the main mineralization at 885 feet (270 m) (Goldsmith, 1982). He reports that the adit was open to the end and only needed minor timbering. Goldsmith approached the previous owners to obtain the old mine plans, but they had been destroyed.

Six years later MacDonald (1988) carried out a sampling program on the Cork-Province and Dublin properties. This program confirmed the historical information. No further activity is known until 1997, when Cream purchased the property package from Eric and Jack Denny. In 1997 the property was mapped and trenched, which led to the drilling of 5 holes. The first hole was drilled on a VLF conductor. Holes 2 to 5 were drilled east of the main workings on mineralization exposed in trenches. Holes 2 and 5 flanked the zone, holes 3 and 4 between them, were collared in mineralization. The results of these two holes suggest a mineralized zone of economic potential more than 5.8 metres wide that extends southeast, beyond the known workings on level 1 of the Cork Mine (Table 4).

Three additional holes were drilled in 1998, but are well to the north of the 1997 drilling. The closest is more than 300 metres and the others 200 or 300 metres further along strike to the northeast. Hole 98CP-08 attempted to intersect the mineralization below the Cork-Province Adit 2. It intersected two sections of interest (Table 4). The more distant holes returned a few weakly anomalous zones. No further work has been performed on the prospect.

14

Table 4

CML Cork-Province 1998 and 1999 Positive Drill Results
Hole Number	Location	True Width m	Silver g/t	Lead %	Zinc %
97CP-03	Trench 97-8	3.8	104.1	2.79	5.75
97CP-04	Trench 97-8	5.8	207.5	5.16	8.08
		Core Length m
98CP-08	C-P Adit Two	1.18	11.66	0.45	5.09
98CP-08	C-P Adit Two	0.74	279.1	2.18	1.56

6.2.2 Black Fox (Figure 4)

The Black Fox past producing mine lies to the southwest of the Cork-Province Mine property and is separated from it by the Dublin claim. It consists of the Daisy, Black Fox and California crown granted claims that were explored in the 1890s. By 1906 a cross cut 150 feet (45 m) long had been driven which intersected a 4 foot (1.3 m) vein with a narrow seam of sphalerite. Above this cross cut, a surface showing has exposed a vein “several feet” wide which can be followed for more than 200 feet (60 m) (Report. of the Zinc Com., 1906). Cairnes (1935) describes this surface showing. A shaft had been sunk on the surface showing to a depth of 57 feet (17 m) and a cross cut had been driven that intersected the vein at 305 feet (95 m), 130 feet (40 m) below surface. Drifts followed the vein northwest and southeast and some mining was performed. Cairnes mentions a short adit above the main cross cut. He reports widths of 1.3 to 3 metres. The entrance to the main cross cut has collapsed, but the upper adit and shaft remain open.

Cairnes records the attitudes of the main vein and the bedding in the host argillaceous Slocan Sedimentary rocks and shows them to be the same within measurement error. He says that the mineralization is sphalerite, galena and pyrite in gangue.

Cairnes also comments on workings below the road near Keen Creek. An old shaft was seen near the portal of the main cross cut. It was sunk on the “California Vein” which was also exposed in an open cut 200 feet (60 m) to the north and possibly in an adit below near Keen Creek. Cairnes mentions a third area of interest which is located about 300 yards (300 m) southwest of the main cross cut; an adit and surface open cuts follow mineralization which appears to consist of pyritic vein material with galena and sphalerite. The adit is 100 feet (30 m) long and has a 90 foot (25 m) drive following a slip; no mineralization was seen.

The property remained dormant until 1952 when the workings were extended to connect the cross cut and shaft. Some mining was carried out and a jig concentrate shipped. A further 250 tons was mined and shipped in 1960 and some exploration work was completed the following year (Minister of Mines, B.C. Ann. Repts., and 1951, 1960 1961). The property remained dormant until Cream purchased it in 1998. Cream did some cursory investigations, but did not investigate the mine workings.

15

Dump
Portal
N
Inclined Shaft
Zone
Small Adit
Vein on Surface
Plan View
vein on surface, contact defined
vein on surface, contact assumed
vein underground
survey stations, surface
survey stations, underground
0
100
200
0
10
20
30
40
50
60
Metres
Shaft deep to level no water
Adit 2
Vein to Surface
197 tons Mined Oct 1951
x
Vertical Section Along Cross Cut

Figure 4

BLACK FOX PLAN and SECTION

Agave Silver Corp.

D.McBride Consulting Nov.2013

Kaslo B.C.

After Ainsworth Base. Metals 1951

16

6.2.3 Dublin (Figure 5)

The Dublin Property lies northeast of the Black Fox Property. Its main historical working is an adit that lies about 200 metres above the main cross cut at Black Fox and not between Black Fox and Cork-Province, as shown on many maps. No information on this property is found in the records of the Zinc Commission or Cairnes. Dandy (1998) mentions a shaft and cross cut below the surface outcrop and says that there was some production. Three drill holes were located on an old horse trail about 200 metres southeast of the cross cut, but no records of them have been found.

The writer visited this cross cut which lies at the end of a tractor road at the south end of a clear cut. No waste dump is present, however Mr. D. Mays of Kaslo, who once owned this property, told the author that he found sphalerite and galena at the tunnel entrance. A report prepared on his behalf mapped and sampled the adit; the samples contained anomalous silver, lead and zinc values (MacDonald, 1988). This tunnel is open and runs for 184 metres southeast bending to south southeast (Figure 5). Two drifts at 55 metres follow a schistose dark gray band north and south for about 25 metres, but no stoping has occurred. An interesting note is that the name Bill Kew 1898 is on the wall in lamp black at the end of the adit.

Cream sampled the workings in 1997. Three samples were taken from the mineralized zone in the drifts; no sulphide mineralization was seen, but the samples contained between 10.7 to 55.1 g/t silver, up to 1.19% lead and 0.36% zinc. A 1.2 metre sample taken in the open cut above returned 77.3g/t silver, 2.11% lead and 4.48% zinc.

6.2.4 Silver Bear Mine (Figure 6)

The Silver Bear prospect was one of the more active properties over the years. It was explored prior to 1897 (Hodges, 1897). The mineralization was described as “kidneys of galena in high grade carbonates and five to six feet of talc from which shipments were being made”. The first recorded production was in 1919 with further production in 1920 and 1923. According to Cairnes (1935), the mineralization was developed by 6 adits and numerous intermediate levels (Figure 6). Work and shipments on a small scale continued, intermittently, to 1939 according to the Minister of Mines B.C. Annual Reports. Cairnes says that the thickness of the mineralization varies from one to several feet.

The year 1951 saw renewed activity under a lease and work continued until 1955 after which there was a period of inactivity until 1984 when Greenwich Resources Inc. carried out VLF electromagnetic and soil geochemical surveys (Evans and Sindin, 1984). These surveys led to more detailed VLF and soil surveys over the Silver Bear section of Greenwich’s old property by St. James Minerals Ltd (Evans, 1985). The surveys were extended by Strand Resources Inc. in 1987 to cover the Silver Bear-Broughton-Connection-Susequhanna-Hartford claims. These surveys detected anomalies on the properties (Westerman, 1987). He mentions that a drill hole intersected 1.5 metres grading 67 oz/t, but does not provide additional information.

17

Figure 5
DUBLIN PROSPECT
Agave Silver Corp.
D.McBride Consulting Nov.2013
Kaslo B.C.
After A.Lakes 1925
N
El. 1318M
55
Shaft
Black Mudstone
(mineralized?)
Timbered
Minor folds
56
56 - Bedding
Ft
0
100
200
0
30
60
M
Timbered
69

18

In 1988 Strand attempted to test these anomalies, but difficult drilling shut down the work after the first drill hole. This hole, 88-1, was to intersect the anomalies above the main drive, Adit 3. It failed to reach the target due to caving and loss of water (Westerman, 1989).

Cream optioned the property and carried out surface surveys in 1997 and drilled ten holes over a strike length of the mineralization. Some narrow values were reported (Dandy, 1998). Significant drill results are shown on Table 5. Some of the holes were lost in broken ground before reaching their targets. One hole tested a strong I.P. anomaly near the main No. 3 crosscut and intersected a graphitic argillite which explained the anomaly.

Table 5

Cream Significant Drill Results Silver Bear Prospect 1998
Drill Hole	Length	Silver	Lead	Zinc
Number	metres	g/t	%	%
98SB-02	1.48	27.8	1.01	1.93
	1.96	102.6	0.79	1.21
	1.49	114	0.05	0.78
98SB-04	1.07	29.5	0.23	0.5
98SB-05	0.51	1877.1	22.6	5.34
98SB-06	0.54	574.5	1.09	5.22
98SB-08	2.14	34.6	0.31	0.76
98SB-10	0.92	86.8	0.01	0.06

A new logging road exposed graphitic sedimentary rocks that contained significant silver values.

In 2004, Cream returned to the Silver Bear prospect to follow up on the exposure of mineralized graphitic and clayey sedimentary rocks alongside a new logging road. Two holes were drilled under the road outcrop; both intersected the graphitic band and only anomalous metal values. Neither reached its designed depth. A bulk sample from the road outcrop was selected and sent for metallurgical testing. Only selected pails of this bulk sample were processed and were not representative of the entire zone. The author visited all adits in 2013.

6.2.5 Index (Figure 7)

The Index Prospect is first mentioned in Annual Reports of the Minister of Mines, B. C. and is summarized in Cairnes (1935); who states that the mine workings consist of three adits and approximately 1,300 feet (400 m) of tunnels. The mineralization is in “crushed” rock which carries pockets of siderite, calcite, galena, sphalerite and pyrite from which shipments of mineralization had totalled 4 tons, averaging 85 oz/t silver and 70% lead. Maps and sections show the mine workings (Figure 7). In 1965 the property was reviewed by H. Cohen who comments that “the mineralization of the “Galena Cut” exhibits a siliceous replacement in tightly folded sediments … and is a flat dipping structure lying above the lower tunnel and probably does not extend down to the second level” at the Keen Creek Road. His comments were made about the mineralization at the upper adit. No widths of mineralization are reported.

19

PLAN
W
E
SECTION A
SECTION B
SECTION C
Ft
0
200
400
0
60
120
M

Figure 6

SILVER BEAR MINE: PLAN and SECTIONS

Agave Silver Corp.

D.McBride Consulting Nov.2013

Kaslo B.C.

After Davys and Starr May 24, 1927

20

Cohen recommended additional exploration, but there is no record it was ever carried out. Cream did not do any work on this prospect, but collected grab samples from the dump that assayed significant silver, lead, zinc and gold values. It was visited by the author in 2013.

6.2.6 Metropolitan

This prospect was mentioned briefly by Cairnes (1935), but he did not visit the site. He says that the workings consist of two adits of unknown length. Cream was able to locate one adit and several open cuts (Dandy 1998). Metropolitan was not visited by the author.

6.2.7 Silver Bell-B&A

The Silver Bell-B&A prospects are not part of the Agave Silver Corp. Property. They do however, lie between the Silver Bear and Hartford prospects. A mine plan shows the Silver Bell mineralization to be a shallow southeasterly dipping zone that strikes to the east. Historically it was the forth largest producer in the camp. Letters to Mr. J. Denny state that some mining was done in the 1960s and more in the 1980s, and a letter in the Agave Silver files says that the optionors received some royalties from the most recent work. The B&A prospect lies north of the Silver Bell on the same property. It saw investigation in the late 1890s. Apparently a number of adits are present, but only one was examined by the Zinc Commission (1906). A small pay streak is described which was not considered economic. Cairnes (1935) notes that 3 tons were shipped in 1909 which contained 165oz/t silver and 17.4% lead per ton. These workings were inaccessible in 1927. Cairnes (1935) reports the lode to be 4 to 6 metres wide. Cream Minerals was not able to option these claims. A new road to this site shows that the property was active recently. It was not visited during the present study.

6.2.8 Connection

The Connection area was of interest because samples of the Nelson Batholith in talus were reported to have returned assays of platinum and gold. It lies near the Keen Creek Road between the Silver Bear and Black Fox prospects. Cream investigated the area and located eight caved adits and several open cuts. Samples collected from around the mine workings showed little mineralization with the best value of 23g/t silver. The author did not visit this prospect.

21

SECTION
Half Scale
Approx. Level 4570'
Surface
ENTRANCE TO №2
(In Deep Gulch of Desmond Creek)
FACE
ROAD LEVEL
S 80 E.
TOTAL LENGTH 807'
X CUT
№1
Elec. 4200
OLD BUILDING
ROAD LEVEL
OLD CABINS
Quartzites
Granite
PLAN
BAD CAVE
Branch Vein
DIP
In Gorge of Desmond Creek
№2
Figure 7
INDEX MINE: PLAN and SECTION
Agave Silver Corp.
D.McBride Consulting Nov.2013
Kaslo B.C.
After A.St.Clair Brindle
Ft
0
100
200
0
30
60
M

22

6.2.9 Hartford

This prospect is situated on the northeast facing slope of the Klawala Creek Valley across from the Gibson (Daybreak) Mine and is only known from Annual reports of the Minister of Mines B. C. Two caved adits were found by Cream. None of these workings was investigated; only geological mapping was carried out. It shows the workings to be in slates and siltstones; mineralization on the dumps is galena, sphalerite and pyrite. This prospect was not visited in the present program.

6.2.10 Gibson (Daybreak) (Figure 8)

The Gibson or daybreak deposits make up one of the main exploration targets on the Kaslo Property. It has been known since the 1890s with the first shipment of ore in 1897 (Hodges, 1897). It was extensively developed by that time. Intermittent shipments were made until 1928. Lakes (1927) prepared maps and cross sections of the mine based on his investigations. Figure 9 shows his section through the mine which correlates the footwall limestone sequence with another limestone bed lower down in the Keen Creek Valley.

Most information comes from the Annual Reports of the Minister of Mines B. C. Cairnes (1935) summarizes this work. Around 1919 a lawsuit caused most of the work to be suspended. Between 1926 and 1928 the Daybreak Mining Company produced some ore, but after 1928 there was no activity. Cairnes says that the lode B is 4 to 5 feet thick.

In 1951 the lawsuit expired due to the death of the plaintiff and the Daybreak Mining Company (1957) Ltd. partially opened the workings and sampled them (Hill, 1951). Hill’s investigation was restricted as many of the workings were inaccessible. He was able to sample sections of the A and B veins. Mineralized shoots up to 5 feet wide were outlined near the adit entrances (Hill, 1951). Since then the property has remained idle and the portals of all adits have collapsed (Photo 3).

Cream carried out dump sampling and geological mapping in 1997 which returned values of silver, lead, zinc and gold. The next year soil surveys identified silver, lead, zinc, cadmium and arsenic anomalies associated with the old mine workings, but these may be due to contamination from the numerous waste dumps with mineralization. No further work was carried out.

6.2.11 Gold Cure (Figure 10)

Gold Cure consists of a series of adits from the ridge above Gibson, northwest into the valley of Brigg’s Creek. The property dates from 1898 and most of the tunnelling seems to date from that time to 1920. In 1909 a shipment of 20 tons grading 100 oz/t silver and 50% lead was made.

23

Other than a few attempts to clear the old adits, no exploration took place until the work of Konkin and Evans (1984) showed anomalous results near the old adits. A grid was put over the prospect and all old workings were tied in to it. Rock and soil samples were taken. They indicated an exploration target that was tested by drilling in 1986 with 7 holes.. Hole DDH-86-1 under the highest adit returned two narrow mineralized intersections. The only other holes to return values were DDH-86-6 and 7 which were in a less than 10 cm quartz vein. No further work was undertaken.

Photo 3

Google Image: Gibson Workings, Klawala Creek, View to Southeast into the Mountain Side, UTM Main Adit 492883E, N5524827, El. 1566 m

24

Figure 8
PLAN OF DAYBREAK WORKINGS
Agave Silver Corp.
D.McBride Consulting Nov. 2013
Kaslo B.C.
After A.Lakes July 15, 1927
"A" VEIN AT AVERAGE
SECTION "A"
Adit 1
Adit 2
Adit 3
Adit 4
Adit 5
Adit 6
Feet
0
100
200
0
30
60
Metres
Legend
Adit 1
Adit 2
Adit 3
Adit 4
Adit 5
Adit 6

25

SW
NE
"C" Lime (?)
porphyry sills & dykes thru
Interbeds of slate, mica schist,
Limestone, Quartzite, etc.
"C" Lime
Schist
"D" Lime
Lamprophyr
Mica schist
6000
5000
#9
"A" VEIN
"B" VEIN
#1
GRANODIORITE
0
100
200
m
SCALE: 600-ft. to 1-in.

Figure 9
CROSS SECTION
GIBSON PROPERTY
Agave Silver Corp.
D.McBride Consulting Nov.2013
Kaslo B.C.
After A.Lakes 1927

26

In 1997, Cream undertook a surface and dump sampling program confirming the previous trend (Dandy, 1998). The following year seven holes were drilled to test the extensions of the mineralization. Poor core recovery hampered the program, however it demonstrated that mineralization of interest is present (Table 6).

Table 6

CML Gold Cure 1998 Drill Results
Hole Number	Location	Width m	Silver g/t	Lead %	Zinc %
98GC-01	Trench 97-1	5.19	10.2	0.02	0.35
98GC-02	Trench 97-1	0.71	140.97	0.41	2.44
98GC-03
98GC-04
98GC-05	Adits 3 and 4 area	1.39	81.98	0.36	0.24
98GC-06	Adits 3 and 4 area	1.53	50.67	0.05	1.11
98GC-07		0.73	10.2	tr	tr

6.2.12 Bismark (Figure 11, After A. E. Garde, 1905)

Bismark was developed in 1898 and was mined prior to 1906 by three adits (Zinc Comm. 1906). The mineralized zone consisted of lead and zinc carbonates near surface and their equivalent sulphides at depth in a vein that varied from 0.6 to 1 metre wide. By 1924, 1068 tons had been shipped (Cairnes, 1935). Cairnes says that the mineralization was from 2 to 4 feet wide. Cominco re-evaluated the deposit in 1928. Correspondence from L. W. Oughtred in the company’s files described the work which included 80 feet of drifting on two faces. No mining was carried out.

In the 1980s Strand and St. James Minerals investigated the property as part of their exploration. No follow up was carried out. Cream was the next company to explore the property, specifically the old No. 3 Adit. The following year, Cream drilled five holes to trace the mineralized zone downward, intersecting mineralization of economic interest (Table 7, Grunenberg, 1998). The platform in Table 7 is above the collars of the first two holes. One hole passed through Adit 3.

Table 7

CML Bismark 1998 Drill Results
Hole Number	Location	Width m	Silver g/t	Lead %	Zinc %
98GC-01	Bismark Rd. near Adit 3	9.6	251.82	0.69	0.87
98GC-02	Bismark Rd. near Adit 3	1.23	223.89	0.54	0.93
98GC-13	Platform above No. 3 Adit	1.98	654.39	0.45	4.24
98GC-14	Platform above No. 3 Adit	0.42	7.82	0.01	0.04
98GC-15	Platform above No. 3 Adit	1.69	280.92	0.87	3.98
	Platform above No. 3 Adit	0.07	352.26	1.89	1.57
98GC-16	Platform above No. 3 Adit	no	samples	taken

27

N
old cabins
79
80
86
65
74
74
510S
720S
900S
930S
1020S
#1
#2
#3
#4
#5
#6
#7
#8
#9
Crest of Ridge
25 0 25 50 75 100 125 m
SCALE : 1 : 2500

Figure 10

GOLD CURE ADITS KASLO B.C.

Agave Silver Corp.

D.McBride Consulting Nov.2013

After Evans 1987

28

Stope
76°
Cave
LEVEL
UPPER
OPEN CUT
PORTAL
2ND LEVEL
PORTAL
3RD LEVEL
80°
Stope
31
SKETCH - MAP
of
The Bismark Mine
AT BRIGGS CREEK
Near So.Fork-Kaslo Creek - B.C.
Oct. 28 th 1905
30 0 M 30 60
100 0 Ft 100 200
After A.C.GARDE. M.E.
PORTAL
80°
Vein
31 Rake

Figure 11
Agave Silver Corp.
D.McBride Consulting Nov.2013

29

6.2.13 Black Bear

The Black Bear prospect lies on the northwest side of Keen Creek. The present property covers Black Bear, Last Chance, Sixteen to One and the Stars and Stripes prospects. Not much is known about these prospects. Cairnes (1935) mentions that Black Bear had a 35 foot shaft, small adit and open cut that were restored in1920 and a shipment of 5 tons grading 12oz/t silver and 21% lead. He quotes the 1899 Annual Report, Minister of Mines B. C stating that the other 3 prospects were part of the Liberty Group. A series of adits followed the mineralization uphill, following a porphyritic dike. Eight or more adits were located. Mineralization is in the form of streaks and pockets of galena, pyrite, quartz and siderite. Minor production has been mentioned, including 2 tons in 1925 grading, 48oz/t sliver and 48% lead.

Cream acquired the property in 1997 and performed geological, soil geochemistry and VLF - EM surveys. Many of the old workings were located and are collapsed (Dandy, 1998b). No further work was done.

30

7.0 GEOLOGICAL SETTING

7.1 REGIONAL AND LOCAL

The Kaslo Project Property lies within the Slocan Series of Triassic age which forms a syncline up the Keen Creek Valley. Mineralization is reported from many old mines that appear to be limited to a section of the Series approximately 300 metres from its basal contact with the Nelson Batholith. It follows around the Keen Creek syncline (Figure 12). This batholith is composed of granite porphyry with one to two centimetre feldspar crystals. Cairnes (1934) places the Slocan Series in the Mesozoic Period and the Nelson Batholith later in the Mesozoic to Tertiary Period. He describes the Slocan Series as clastic sedimentary rocks which have been deformed and metamorphosed to slates, argillites, quartzites and limestones and may include conglomerate and tuffaceous beds. Folding is pervasive on all scales and illustrates their pattern on his Plate VIII (Photo 4). He attributes this deformation to the intrusion of the Nelson Batholith.

Photo 4

Cairnes Photo Showing Folding of Slocan Series

31

7.2 PROPERTY GEOLOGY

The syncline that hosts Keen Creek contains all the Company’s prospects. Cairnes (1934) mapping has shown that the Bismark-Hartford mineralized horizon dips north westerly and the Cork-Province-Silver Bear mineralized horizon dips south easterly. These relationships are confirmed by mine plans and the present investigation. The result of this pattern is a synclinal fold whose axis follows the east side of Keen Creek (Figure 12).

The deposit pattern suggests that they are in a limited stratigraphic section that is approximately 300 metres from the contact with the Nelson Batholith. A second parallel horizon lies stratigraphically above and hosts the Dublin-B&A-Silver Bell prospects. The work of A. Lakes shows an interpretation of the synclinal fold and suggests that the mineralized horizon to be repeated in the Keen Creek Valley, southwest from the Gibson Mine and may be traced by its proximity to a prominent footwall limestone section (Figure 9). Unfortunately his report on the properties has been lost, but some maps remain. Minor folds are also recorded in the work of the Zinc Commission for the Cork-Province Mine which is reproduced in Figure 3.

The known prospects of Black Bear, Cork-Province, Black Fox and Silver Bear lie along the northwest limb and the major fold, while Hartford, Gibson, Gold Cure and Bismark lie along the northeast limb. The Index appears to lie in the hinge. When traced around the Keen Creek Syncline, they outline a mineralized horizon that is over 14 kilometres long. It can be traced roughly by its proximity to a sequence of limestones in the footwall and a sequence of andalusite schists. This schist is particularly interesting as the schistosity goes around the andalusite grains suggesting that they are pre-deformation and may represent precursor aluminum-rich strata. Most of the Slocan series is made up of thinly bedded siltstones and sandstones with carbonaceous mudstones. Near the mineral deposits a footwall limestone sequence is commonly present. Whether it is a single sequence which has been folded or multiple sequences has not been determined. All rocks now have moderate to steep dips and may be recrystallized from the dynamic regional metamorphism. All primary lithological textures seem to be preserved.

7.3 STRUCTURAL GEOLOGY

Cairnes (1934) mapped out the limits of the Keen Creek Syncline and the position of the mineral deposits within it. This fold is a simple structure formed from a single deformational event that affected all the rocks. In it certain parameters can be expected including minor (parasitic) folds on all scales and an axial plane cleavage (schistosity, foliation, shear zone) are normally present and lineations should be. A regional axial planar foliation is present in the finer-grained beds. Many minor folds are observed (Photos 5 and 6) or interpreted from the pattern of mineralization in some mine workings and folded rock sequences as shown in Figure AA,(Zinc Commission, 1906 . Here folds of mineralized bands, slate host and porphyry dikes (sills) are documented (zinc Com., 1906) (Figure 13). The repetition of mineralized bands may be attributed to minor folds.

32

N
T
117 10'
49 55'
10
CARLYLE CREEK
10
7
CHARLIE CREEK
KEEN CREEK ROAD
DEER CREEK
CORK-PROVINCE
DUBLIN
7
BEN HUR CREEK
BLACK FOX
LONG CREEK
BRIGGS CREEK
10
7
BISMARK
GOLD CURE
GIBSON
10
HARTFORD
10
B.N.A.
SILVER BELL
KLAWALA CREEK
KEEN CREEK
SILVER BEAR
KYAWATS CREEK
INDEX
DESMOND CREEK
10
0 1 2 3 4
Km
SCALE 1:64,372
or 1 INCH TO 1 MILE
117 10'
49 45'

LEGEND

7	SLOCAN SERIES - slate, argillite, limestone quartzite and tuffaceous sediments
10	NELSON BATHOLITH - porphyritic granite
— · —	FAVOURABLE HORIZON
- - -	GEOLOGIC CONTACT
✕	SNOWING

REGIONAL GEOLOGY MAP

(after Cairnes, 1934)

AGAVE SILVER CORP.

KASLO PROJECT

D.McBRIDE CONSULTING

FIGURE 12

Nov, 2013

33

Figure 13

Relationships Recorded in Cork Mine, Zinc Comm. 1906

Photo 5

Infolded Black Graphitic and Limestone Beds, Cork-Province Mine Dump

34

Photo 6

Hand Specimen of Folded Crystalline Limestone with Infolded Minor Black Graphitic Beds: Cork-Province Mine Dump

The parallelism of the bedding to the basal contact of the Series indicates that it was deposited on an exposed surface of the older Nelson batholith.

During the present field work the mineralization was only seen at one location in proximity to the Black Fox shaft (Photo 7). This photo shows a dipping band of mineralization and a sub-vertical foliation in the adjacent footwall rocks.

None of the mineralized zones is accessible underground, but underground mineral exploration tunnels from the period followed the mineralization so that its direction could be determined from the mine drifts. Thus the mine plans provide information on the strike and dip of the mineralization. Especially useful are the composite plans of the Cork-Province and Gibson Mines (Figures 2 & 4). Exploited stopes at Cork-Province follow bands that strike 050 and 090 degrees. The diagram, reproduced in Figure 13, indicates folding of the mineralization and boudinaging of the mineralization beyond the fold. Statements by the Zinc Commission confirm that the high grade lead-silver band is found at various locations in the mineralized bands. Two or more mineralized bands are present at Gibson which may indicate folding as seen in the cliff face above the mine (Photo 8). At the Index Mine the bedding is almost horizontal (Photo 9). The associated mineralization appears to be folded and parallel to bedding from the pattern and the comments made by Cohen (1966).

35

Photo 7

Banded Mineralization Showing a Band of Sphalerite in Siderite, Parallel toBedding in the FW Sedimentary Rocks with the Steep Cross Cutting Regional Schistosity

Photo 8

Folded Rusty Band in Limestone above the Gibson Mine and Below the Gold Cure Workings on the Ridge

36

Photo 9

Folded Horizontal Bedding above Desmond Creek Caved Adits and Mineralized Outcrop

Regionally, the mineralized horizon outlines the Keen Creek syncline in the same pattern as the Slocan Series and its basal contact with the Nelson batholith. Together they present a strong case for the mineralized stratigraphy being bedding-parallel and predating the formation of the Keen Creek Syncline.

7.4 MINERALIZATION

Observations and descriptions of the mineralization go back to the early 1900s when, according to the Zinc Commission, 1906, exploration had opened a “fault” zone ---which contained a “mass of ore” ---that “was entirely in the hanging; at other times in the footwall or in diagonal seams crossing between these walls which are about 30 feet (9 metres)”. In the number 1 tunnel which is 203 feet above the No. 3 cross cut “the vein is more regular and composed of pyrite and siderite with small bunches of sphalerite---so intimately mixed with dense siderite as to be almost impossible to concentrate, as well as expensive to separate the mixed minerals after concentration”. South of the crosscut stoping had exposed a band of mineralization including some massive sphalerite. This band can be traced between the first and third levels (Tunnels 1 and 3)”. Much of the vein material that had sphalerite in siderite was too low grade to mine or was rejected because zinc-rich silver mineralization could not be treated. Cairnes (1935) goes on to say that the mineralization “consists of an intimate mixture of zinc blende and galena with minor portions of pyrite and chalcopyrite in a gangue composed largely of siderite”. The above quotes suggest bands of “ore” occurred in a much wider zone of mineralized material. Its distribution could be a complex replacement feature or more likely the folding of a silver-lead rich band in the lower grade mineralized band. Such folding can be seen in Photo 13.

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Unfortunately the variation of grade is not known because there are not any assay plans to give an indication of a mineral or metal zoning within a deposit. In addition through out most of the mining history zinc was an undesirable component of the mineralization and was not reported. Siderite is not a common carbonate and is usually restricted to volcanic environments.

Individual samples show banding of the minerals and grain size; both of which define banding (Photos 10 to 15). The distribution of this banded mineralization in all the prospects suggests that a single type of mineralizing system was responsible for all the mineralization.

Photos 10 and 11

Mineralized Shaft Dump Samples: Black Fox Shaft

Photo 12

Banded Massive Sulphide Ore from the Cork-Province Mine Dump: Showing Bands from Top of Galena, Pyrite, Pyrite-Siderite and Sphalerite

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Photo 13

Banded Fine-Grained Sulphides Showing Banding: Top is Fine-Grained Sphalerite Above Coarse Galena and Fine-Grained Bedded and Folded Pyrite Bands and Finally Fine-Grained Massive Sphalerite; at the left centre a pyritic band outlines an isoclnal fold: Cut Slab Black Fox Mine

Photo 14

Hand Specimen of Banded Galena and Finer-Grained Sulphides, Bismark Dump.

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Photo 15

Banded Mineralization from Stockpile at Bottom of Tramway: from Bottom- Siderite/Sphalerite, Rock Fragment, Sphalerite/ Galena, Pyrite and Galena Bands

8.0 DEPOSIT TYPES

The main mineralized band seems to be limited to a section of the sedimentary stratigraphy with andalusite schists and crystalline limestones that have been traced 14 kilometres around the Keen Creek Syncline. This mineralization has common features with many other deposits in clastic sedimentary and related rocks of British Columbia. Muraro (1966) shows that the deposits in the sedimentary rocks east of Nelson B.C., formed along a single stratigraphic horizon and predated the regional metamorphism. Freeze (1966) makes a very strong case for the Sullivan Mine being a syngenetic deposit. Howard’s Pass is another example of this type of syngenetic deposit (Morganti, 1979).

All these deposits share many common features with those of the Keen Creek Syncline. They all have a simple mineralogy, sphalerite, galena and pyrite in banded deposits; all are parallel to stratigraphy and may have been folded by the regional dynamic metamorphism. Kelly et al (1986) presents a model for the formation of this type of “Sedex” deposit. The Kaslo Property contains 10 prospects that have all the characteristics of the typical “Sedex” deposit.

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9.0 EXPLORATION

9.1 PROCEDURES/PARAMETERS OF SURVEYS AND INVESTIGATION

The purpose of the present exploration was to review the status of each prospect, gain as much information as possible on its geology and develop an exploration model to guide future exploration. In a previous report the author had observed that the deposits were all the same distance from the Nelson Batholith contact for approximately 14 kilometres, and followed a stratigraphic section of the folded Slocan sedimentary rocks around the Keen Creek Syncline (McBride, 2011). The historical exploration covered the prospects with geological, soil geochemical, geophysical surveys, trenching and drilling, but none of the major underground workings was opened and investigated.

Outcrop distribution is poor especially in the forested areas where it is almost totally lacking. Some occurs along new logging roads, but most of these roads are found in the lower ground, with considerable glacial debris. All of the major old mine and exploration workings are caved and only a few maps exist to indicate their extent and findings. On the Kaslo Property, the mine tunnels accessed the mineralization, but drilling was rare.

9.2 SAMPLING METHODS AND SAMPLE QUALITY

No new sampling has been carried out. Cream collected and analysed grab samples from most mine dumps. They showed that all the mineralized zones contain silver-lead-zinc values of economic interest, with minor amounts of gold and cadmium.

Any new sampling must be carried out in the mine workings in order to understand the mineralization. None is accessible at the present time.

9.3 RELEVANT INFORMATION

This survey was designed to collect information on the known prospects and combine this information with historical records on the mine workings and their production. The Chamber of Mines of Eastern British Columbia made their records available for inspection and permitted the author to scan all pertinent mine plans and sections.

9.4 RESULTS AND INTERPRETATION OF EXPLORATION

The 2013 exploration program was designed to examine all the historical mine workings, their dumps, use historical information to develop an exploration model and devise an exploration plan. Each mine working was visited and documented (Table 8). A five year exploration permit was applied for and has been granted, subject to an archaeological study which is in progress. No permit was required for the present study. Each mine site was visited and all old adits were examined where possible. The following is a summary of the findings.

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The Cork-Province Mine lies at the 8 kilometre point on the Keen Creek Road with the old mill and town site on the north side of the road, and Adit No. 3, the main drive, is on the south side about 100 metres away. A new logging road has all but buried the portal (Photo 16). Only the brow is visible. Adit 1 above is caved and covered by a bulldozer access road. Beyond it above Ben Hur Creek is an open stope (Photo 17) which is 4 metres wide, 10 metres long at surface and strikes at 145 degrees. Its north end seems to rake steeply at 110 degrees. Testing suggests that it probably is open to the No. 3 Level. A second caved stope is located about 110 metres to the southwest above Adit 1. It strikes at 073 degrees and dips southeast at 76 degrees (Photo 18). Water flows into this stope and vanishes below. The caved material has filled the opening and exposed wood staved pipe.

No additional workings are seen southeast of this caved stope; however the mineralized drill holes under trench 97-8 lie about 160 metres to the southeast and about 130 metres right of the main cross cut (Table 8). A mine drive on the first level was noted near these drill intersections, but CML records show them to be 50 metres beyond the nearest mine drive as shown on the filed mine plans. These intersections are important because they illustrate significant mineralization is present near the old mine workings and was missed by the former workers. A rusty outcrop on the central logging road suggests that this mineralized horizon continues to the Black Fox workings about 900 metres along the southeast strike. There is no record of exploration along this 900 metres of favourable geology.

Prior to the formation of the Cork-Province Mine, the Province section was explored and exploited separately. Initial workings are reported from Ben Hur Creek and Adit 2 was driven into the zone from the north side of the creek below a 10 metre waterfall (Photo 19). This adit goes in about 55 metres where it is blocked by broken timbers (Photo 20). At this point there should be a drive into the mineralization to the southeast. The open stope is the surface expression of the zone mined from Adit No.2. Its strike, at 145 degrees suggesting that it could be the short leg of a “S” shaped fold of the mineralized band. The caved stope is probably the top of a stope above the Adit No. 1 drive which is parallel to bedding at 070 degrees. Mine plans post date the mining above this level thus information on stope limits is poor.

Mine sections from the 1950 to 1966 mining periods are more complete. They show that the Adit No. 2 mineralization was mined to 600 feet (180 m) as two stope systems; the first is at 070 degrees and the second part in an east-west direction. The main zone, which brackets the No. 3 Adit was mined to 800 feet (275 m). The mineralization is described by the Zinc Commission (1906). The report goes on to say that locally widths of up to 20 feet (6 m) have been outlined. The composite mine plan (Figure 2) shows that the mineralization has been traced by the drifts. The bedding is shown cross cutting in many of the older plans, but its measured direction is parallel to these drifts. The projection to the southeast of the mineralized horizon takes it across the logging road in the clear cut towards the shaft on the mineralized band at Black Fox.

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Table 8

UTM Coordinates of Major Mine Features
Mine	Feature	Easting m	Northing m	Elev. m	Notes
Cork-Province	Main Adit	494567	5528333	1080	adit 3 caved entrance
	Open Stope	494857	5528209	1149	open to 100 m plus
	Caved Stope	494686	5528210	1148	caved with staved pipe
	Cream pit	494779	5528202		mineralization
	Adit @ 017 deg	494668	5528158	1188	possible adit?
	DDH97 CP 2	494618	5528071	1204	site of Cream 1997 holes
	Road Intersection	494511	5528344	1069	C-P Logging roads
	Mineralization	494911	5528392	1147	on road W Ben Hur Cr.
	Adit 2	494796	5528294	1150	N side Ben Hur Creek

Dublin	Adit	494298	5528940	1318	open Adit @ 136 deg
	Road OC	494052	5227821	1171	pos. CP-B Fox min. zone

Gold Cure	Ridge Line	493740	5525440	2144	top of ridge
	Top adit	493942	5525470	2058	adit: 20m @ 215 deg
	Second adit	493948	5525490	2037	adit az. 205 deg
	Third Adit	493986	5525530	2024

Bismark	Adit 3	494623	5526156	1870	open entrance

Black Fox	Main Adit	493712	5527713	1108	caved entrance
	Upper adit	493756	5527666	1152	small open adit
	Shaft	493808	5527676	1186	open and deep no water

Gibson (Daybreak)	Adit 1	492883	5524827	1566	main mine adit caved
	Adit 2	492946	5524837	1598	adit @ 050 deg caved
	Adit 3	492985	5524874	1623	location approximate
	Adit 4	492979	5528415	1615	caved @ 100 deg
	Adit 5	471017	5524803	1635	caved @85,large dump
	Adit 6	493071	5524890	1655	caved @060 deg
	Adit ?	493075	5524872	1644	caved @100 deg

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Mine	Feature	Easting m	Northing m	Elev. m	Notes
Silver Bear	Main Adit on road	490835	5523373	1251	caved @ 115 deg.
	Old North Adit	490926	5523391	1350	under road switchback
	Adit 1	490902	5523190	1383	caved @ 175 deg.
	Adit 2	490878	5523150	1398	caved @147 deg.
	Small Adit	490850	5523054	1402	caved @ 147 deg.
	Deadman Adit	490768	5523998	1390	caved, makes water
	Corner Post grant	490819	5522923	1440	old post 5-834
	Cabin Adit	490788	5522910	1420	caved @ 180 deg
	Road OC min.	491069	5523411	1350	sampled, Metallurgy
	Stope by road	491016	5523378	1136	adit and trenches

Silver Bell	Main Adit	491372	5523383	1550	caved @160 deg
	Small Adit	491298	5523313	1570	caved @160 deg

Index	Adit in creek	490352	5522434	1365	adit to NE from creek
	Adit dump	490306	5522437	1364	adit 50 m up creek

Black Bear	Last Chance Top Adit	495252	5529334	1132	Open adit, mined recently
Property	Last Chance Lower Adit	495265	5529245	1090	caved adit and cabin

Photo 16

Brow of Main Cork-Province Adit

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Photo 17

Open Stope: Across Ben Hur Creek from the Open No. 2 Adit

Photo 18

Caved Stope above Adit 1 with Staved Pipe at Lower Left Corner of Photo

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Photo 19

Cork-Province No. 2 Adit in Ben Hur Creek

Photo 20

End of Cork-Province No. 2 Adit Where It Hits Mineralization

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The Dublin adit is above and southeast of Cork-Province. It investigated a mineralized band about 110 metres above the mine horizon. The adit cuts across bedded siltstones that dip moderately to steeply east (Photo 21). The angle of the dip increases towards the end of the tunnel. Folds are common along the cross cut (Photo 22).

It is interesting to note that fine-grained buff bands of a soft material occur in the finer-grained sedimentary rocks. These bands have the appearance of finely bedded felsic tuffs (Photo 23).

In the crosscut, drifts follow a 30 centimetre band of black muddy material. This is a band of mineralization exposed in a shaft above. Only low metal values are reported from this band. Mineralization in the Dublin crosscut seems to be on a parallel system to that at the Cork-Province and Black Fox prospects and above it stratigraphically. A similar relationship has been noted between the Silver Bear and Silver Bell mineralized systems and is discussed in the Silver Bear section.

The main adit at Black Fox is caved and only a hollow with track marks its portal (Photo 24). A small upper adit does not seem to be long enough to intersect the mineralized band (Photo 25). The original mining was done from an inclined shaft northeast of the upper adit. It was collared in a small ledge and dates from, very early from the amount of sphalerite on the dump. Dump samples show a siderite band with bands of sulphide minerals (Photo 10 and 11). Similar mineralization, with a band of sphalerite, is exposed

Photo 21

Portal of Dublin Adit Showing Shallow Dip of Bedding; Left of Jack Denny

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Photo 22

Shallow Northeast Plunging Folds: Dublin Adit at 138 Metres

Photo 23

Fine-Grained Buff Bedded Felsic Volcanic Tuff in the Dublin Adit

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Photo 24

Caved Portal to Black Fox Mine, Old Track is in Left Centre of Photo

Photo 25

Open Upper Adit black Fox

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Photo 26

Inclined Black Fox Shaft on Mineralization

in outcrop a few metres northeast of the shaft (Photo 7). A sample from the main adit dump shows banding of very fine-grained sulphides and some minor folding of the sulphide bands (Photos 10, 11 and 13).

Very little is known of the potential southeast of the Black Fox Prospect; a single adit was located in Briggs Creek. According to the geological mapping of Cairnes (1934), the geology bends eastward and then southeast through the Silver Bear Mine to the Index Mine. Outcrops near Briggs Creek on the Keen Creek Road show the clastic sedimentary sequence and a rock that was called porphyry. It is made up almost totally of white feldspar grains. An identical rock is found adjacent to the Last Chance workings on the Black Bear Property (Photo 27). Here it is termed a “crowded feldspar porphyry” and is interbedded with the clastic sedimentary rocks of the Slocan Series. No indication of an intrusive or chilled contact is present. In a relatively new trench southeast of the Last Chance adits, this rock forms one of the walls of the banded mineralization. It may be an arkosic sedimentary band or fine mono-crystal conglomerate.

The Silver Bear is the next mine to the southeast. Its mineralization dips east. The main adit, No. 3, was driven from the Keen Creek Road southeast (Photo 28) to intersect the mineralized zone outlined from earlier adits above all of which are caved or buried by logging road construction.

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Photo 27

Crowded Feldspar Porphyry as bed with Clastic Sedimentary Rocks on Road Downhill from Last Chance Upper Adit: Note its Sedimentary Character

Most of the information comes from the old maps which show an east dipping mineralized band in finely bedded clastic sedimentary rocks; this zone was exposed on the new logging road. The site is slumped and overgrown, grey siltstone and black mudstones bands can be seen (Photo 29). Cream drilled this area in 1998 and 2004. Difficult drilling and poor core recovery limited the program and only one intersection of low grade mineralization was encountered.

The surface exposure was sampled and 300 kilograms was submitted for a metallurgical test. The host for the mineralization is described as “strongly sheared clayey material in argillaceous meta-sediments” (Grunenberg, 2005). He also says that the rocks are “strongly graphitic”. A few metres down the road an adit goes into the bank below a series of large pits. The information suggests that the Slocan Series is more graphitic and finer-grained at Silver Bear than to the northwest near Cork-Province.

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Photo 28

Silver Bear No. 3 Adit on Keen Creek Road

Photo 29

Slumped Black Mineralized Band on Logging Road at Silver Bear near Old North Adit?

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Adjacent to Silver Bear on the Southeast is the Index claim. The plan (Figure 7) shows two adits on the Index claim and two others nearby on the Index fraction. Only the upper adit on the Index claim was located. It lies in the gorge of Desmond Creek and was not accessible. Originally, a timbered tramway on the side of the creek which passed through a promontory, from the dump, accessed the adit (Photo 30). Above this adit is an area with a pile of old mine vent pipe; two caved adits are located in the north bank of the Desmond Creek. Galena occurs in rusty decomposed rock between the two. Near the upper adit, bedding is folded and plunges shallowly northwest (Photo 9).

From the Index, the northwest limb of the Keen Creek Syncline turns and continues to the northeast. The first prospect is Silver Bell. It is stratigraphically above Silver Bear and appears to be on the same horizon as Dublin. Its northeast extension is the B&A prospect; neither is on the Agave Silver Corp. Property.

The Hartford prospect lies on Agave Silver’s ground on the south side of the Klawala Creek. It appears to be in the same sequence as Gibson. The only reference to it is in the 1998 report of Dandy where she says that two caved adits were located and the dumps contained typical silver-lead-zinc mineralization.

Photo 30

Index Adit in Desmond Creek

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Across the Klawala valley is Gibson (Daybreak) which has had a colourful history as described in a previous section. None of the six adits visited is accessible. The lowest adit, the No. 1, is a major access that explored the two main veins, the A and B (Figure 8 and Photo 31).

Extensive mapped workings show that the mineralization was parallel to bedding (Lakes, 1925). Cairnes (1935) says that the mineralization consists of sphalerite, siderite, pyrite, and some disseminated galena with the second, B, vein being wider. He says that the walls are slickensided with carbonaceous material. All six caved adits were visited, but no outcrops were seen. The dumps all contained the same massive type sulphides as seen at the other prospects (Photo 15)

The Gold Cure Prospect brackets the ridge with two caved adits on the Gibson side and six on the Ben Hur Creek side. Not much is known about this prospect. It was explored early on and some production is reported. Snow up to half a metre deep covered the entire ridge and only adit dumps could be identified (Photo 32). An outcrop in front of one adit suggests that the host rocks are fine sandstones and siltstones (Photo 33). No mineralized samples were located because of the snow cover.

Photo 31

Caved entrance of the Gibson Adit 1

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Photo 32

Snow covered Caved Gold Cure Adit

Photo 33

Bedded Siltstones and Fine Sandstones in Front of a Gold Cure Adit

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Across the valley lie the Bismark mine workings. The cliff face about 50 metres west of the lowest adit and the open stopes show that the mineralization is parallel to the regional bedding (Photos 34 and 35). Bedding was followed in the lower adit (Photo 36). In the photograph the mineralized band can be seen in the top right following bedding. These workings were not open when Cairnes (1935) visited the property in 1925, but he reports that the mineralization “conforms nearly with the enclosing sediments”. The present observations demonstrate that they are parallel. He goes on to describe the mineralization as a metre wide lode with heavy sulphides which was wider in the raise above the level (Photo 37). Photo 15 shows the banded nature of the mineralization

Photo 34

Steeply Northwest Dipping Bedding 50 Metres West of Lower Bismark Adit

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Photo 35

Open Bismark Stope above lower Bismark Adit

Photo 36

The Lower Adit Following Bedding and the Bedding-Parallel Mineralized Band in Top Right Corner

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Photo 37

Stope in Bismark Adit

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10.0 DRILLING

No drilling has been carried out in the present program.

11.0 SAMPLE PREPARATION, ANALYSIS AND SECURITY

11.1 SAMPLE PREPARATION AND ASSAYING

No sampling has been carried out as part of the present program. The mineralization is exposed only at the shaft of the Black Fox Mine; its character in the mines can be determined only from the material on the mine dumps.

11.2 QA/QC

No samples were taken because the only samples available were material on the old mine dumps. Analyses of these only provide the metals present which are already known from 80 years of mining. They do not provide any data as to the grade, width or continuity of the mineralization.

The author did not know of the precise location of any of the old workings and was directed to them by Mr. J. Denny. Mr. Denny was intimately familiar with the locations of these workings because he supervised the field work during the 1997-1999 exploration programs of Cream Minerals Ltd. At each site the UTM coordinates were taken with a Garmin 76CSx GPS instrument. Readings were taken to the maximum accuracy permitted by the mountainous topography; usually it was +/- 5 metres, but may be up to +/- 10 metres. These locations were confirmed by old maps and where possible, satellite imagery.

11.3 SECURITY

Not applicable

12.0 DATA VERIFICATION

Not applicable

13.0 MINERAL PROCESSING AND METALLURGICAL TESTING

Only minor metallurgical testing was carried out on the mineralization from the Silver Bear road outcrop. The sample was from decomposed surface material and only some of the material was analysed. The writer was not able to locate the results of this testing.

14.0 MINERAL RESOURCE ESTIMATES

There are no mineral resource estimates.

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15.0 MINERAL RESERVE ESTIMATES

There re no mineral reserve estimates.

16.0 MINING METHODS

Historical mining indicates that any future mining in the project area will be underground mining, however, because no Mineral Resources or Mineral Reserves have been delineated as of the date of this report, there is no information base from which mine design or mine planning work could be carried out.

17.0 MINERAL PROCESSING AND RECOVERY METHODS

Historical mining indicates that any future mining in the project area will exploit a polymetallic ore comprising galena, sphalerite, pyrite and ankerite and containing economically interesting lead, zinc and silver concentrations. The processing of such mineralization typically requires fine grinding and beneficiation to produce sulphides concentrates. However no metallurgical test work has been carried out to develop a flow sheet for the processing of the mineralization and recovery of base and precious metals

18.0 PROJECT INFRASTRUCTURE

No infrastructure is present on any of the prospects. Electric power is available from Kaslo via a line that follows Highway 31A, 8 kilometres to the northeast. Keen Creek is a 25 metre wide fast flowing creek, but it is not known if it has sufficient water for a mining operation. All major mine tunnels make water. Kaslo can supply industrial exploration support and a mining contractor is located in Silverton approximately 60 kilometres by road. A 50 tpd mill is situated in Sandon approximately 60 kilometres by road; it was not operating at the time of the visit so its status is not known. The major centre of Nelson is about 70 kilometres to the south on Kootenay Lake

19.0 MARKET STUDIES AND CONTRACTS

None have been carried out.

20.0 ENVIRONMENTAL STUDIES, PERMIT AND SOCIAL OR COMMUNITY IMPACT

Detailed environmental studies have not been carried out, however community consultation and environmental investigations were required as part of the submission of the multiyear exploration plan that has been approved, subject to an archaeological study. This study is in progress and will be completed before any mechanical work is carried out on the Property.

The Company is communicating with the local Aboriginal Communities to establish a working relationship and protect any of their historical sites of concern.

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21.0 CAPITAL AND OPERATING COSTS

As Agave has no factual basis at this time to develop a mining plan, there have not been any studies to examine capital and operating costs for mining in the project area.

22.0 ECONOMIC ANALYSIS

Financial modelling has not been undertaken to indicate the economic feasibility or return on investment of developing a mine in the project area. Any such modelling at this time would be entirely speculative and potentially misleading.

23.0 ADJACENT PROPERTIES

This project area is the eastern extension of the Slocan Mining Camp which contains many old mining properties and a 50 tpd mill which is not currently operating. This camp is approximately 60 kilometres by road. There are other old mining claims in the Keen Creek Valley, but none have been active for many years. The Silver Bell-B&A is the most significant and was last exploited by local interests in the 1980s.

24.0 OTHER RELEVANT DATA AND INFORMATION

There is not any other relevant data.

25.0 INTERPRETATION AND CONCLUSIONS

The information assembled from previous sources and supported by the recent field investigation outlines the mineralization and its relationship to the hosting rocks. The observations are as follows:

1)	The stratigraphy of the Slocan Series is parallel to the contact of the Nelson Batholith.
2)	The Slocan Series, in contact with the Nelson Batholith, lacks a contact metamorphic aureole.
3)	The Slocan Series and this contact are folded onto the Keen Creek Syncline with associated low grade dynamic regional metamorphism.
4)	This fold has an axial plane schistosity that has been called shear zones.
5)	The Slocan Series is a sequence clastic sedimentary and limy rocks which has many igneous rocks as bedding-parallel bands; some of which can be shown to be felsic volcanic tuffs.
6)	The mineralized section of the stratigraphy lies approximately 300 metres from the contact of the Nelson Batholith and can be traced for 14 kilometres around the Keen Creek Syncline It is expected that the mineralized stratigraphy will continue at depth around the fold.
7)	The mineralization is bedding parallel and commonly associated with graphitic (elemental carbon-rich) rocks.

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8)	The mineralization had sulphide mineral and grain size internal layering which is parallel to the contacts and bedding in the host clastic sedimentary rocks.
9)	Mineralization has been folded together with the sedimentary host rocks.
10)	Metal zoning across or along some of the mineralized zones is indicated from comments in the old reports. Detailed information is lacking for any specific deposit. All exploited zones in the Kaslo project have silver, lead and zinc values.
11)	The mineralized zones vary from less than a metre to more than three metres wide in most prospects, but may be up to 6 or more metres in Cork-Province. The percentage of these widths exploited is not known.

These observations lead to the conclusion that the mineralization formed was part of the sedimentary sequence and was subsequently folded. The Nelson Batholith could not have been a source of the metals because the bedding and mineralization must have been deposited on the surface of an older Nelson Batholith. The interpretation is that the mineralization formed as a sedimentary exhalative or “SEDEX” deposit.

This interpretation directs exploration to investigate and trace the preferred stratigraphic section of the Slocan Series. Each of the known 10 centres of mineralization is a preferred locus along 14 kilometre section of the stratigraphy. It is the outcrop expression of an unexplored folded surface of many square kilometres (Figure 14). Only the exposed edge of this surface has been prospected. Most of the exploration took place without modern exploration tools or an exploration model.

Previous exploration by Cream returned significant mineralized intersections at three of the old mines. The first is an extension of the Cork-Province mineralized zone to the southeast as identified in the two drill holes. They indicate a continuation of economically significant mineralization, with an estimated true thickness of 6 metres, beyond the mine workings.

The Bismark drilling demonstrated that the mineralization continued down dip and possibly further into the mountain side. At the Silver Bear Mine an extension was exposed in the logging road cut. All three areas present prime exploration targets with the potential to define significant mineralized shoots.

Gibson remains untested and a 1951 re-evaluation defined mineralized shoots in the part of the mine that was rehabilitated. Old records of the Index and Black Fox prospects suggest that there is significant potential in these prospects.

Future exploration must determine the local controls of each mineralized shoot and to define parameters to determine their down-dip projection. Regionally, the favourable horizon must be traced to seek additional centres of mineralization. The Cork-Province Mine is the primary target because of its long history, extensive mine workings and production. The second target is Black Fox as this mine is the likely extension of the favourable host stratigraphy of the Cork-Province mineralization. Gibson was the next largest producer and then Silver Bear. Host rock in the first three mines seems competent silt and sandstones, however Silver Bear seems to be in less competent schistose rocks.

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Figure 14

Agave Silver Corp.

Block Diagram Keen Creek Syncline & Mines

PLAN
Index
Silver Bell
Silver Bear
KEEN CREEK
Hardford
Connection
Gibson
Gold Cure
Axial Plane
of fold
Black Fox
Bismark
Dublin
Cork Province
SECTION
Old Mine or Prospect
Synclinal Axis
Mineralized Horizon
Geological Contact
Slocan Series
Nelson Batholith
0
2
Km

Diagramatic View, Southeast Up, The Keen Creek Valley Showing Outcrop Pattern and Prospects on the Mineralized Stratigraphy and the Contact Between the Slocan Series and the Nelson Batholith

D. McBRIDE Feb. 2014

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26.0 RECOMMENDATIONS

A total budget of $6,500,000 in two phases is proposed for initial investigation of the four main underground targets (Table 9).

It is clear that the Cork-Province Mines is the key to understanding these deposits. The first step is to access the known mineralization and map its extent, characteristics and controlling parameters. This study can only be done by restoring the mine workings. It is recommended that the main access levels of the Cork-Province, Black Fox, Gibson (Daybreak) and Silver Bear mines be restored in that order. Emphasis is placed on adits 1 and 3 of the Cork-Province Mine. Adit 3 was opened in 1982 and it was accessible to its end, but the drives require cleaning and timbering. These extensive workings have exposed the nature of the mineralized band for almost 500 metres and are above the water table. Old mine plans show that much of this length was not stoped so the tunnels should be in reasonable condition. Adit 1 has not been used since the early part of the 20th century and, if it can be accessed, will greatly assist in understanding the potential near surface, especially to the southeast towards the drill-indicated near surface mineralization. Surface drilling has intersected a 5.8 metre wide mineralized zone with grades to 207g/t silver, 5.16% lead and 8.08% zinc at Cork-Province. This is a new zone beyond the southerly limits of historical mining.

Adit 2, of the original Province Mine can be used to access the northern limit of the mineralization near surface.

First the Adits must be opened and gated. The cost is estimated at approximately $26,000 per opening. Then the tunnels have to be inspected and stabilized for safe access. It is difficult to assign a cost for this work, but an estimate of $3500 per day for 20 days plus supplies has been budgeted. The first 700 feet of Adit 3 at Cork-Province lacks track. It is the goal of this first phase of the exploration program to open all of the first and third levels of the mine. Progress will be continuously monitored to insure that the funds are spent to provide the greatest access. Once this work is completed, the drives will be mapped and sampled to gain first hand knowledge of the geology and exposed mineralization. The completion of this program will only provide access to the workings for the exploration programs and provide detailed information to direct future exploration. A small program of surface drilling that will test the extensions of the known surface mineralization, and is budgeted at $100,000.

The total cost of phase one is $750,000.

From this information an underground drifting and drilling program can be designed to explore for extensions both on strike and down dip of the mineralization as outlined in the $5,750,000 Phase 2 budget. Most of the cost of this second phase is for underground development and drilling. Additional surface investigations and drilling are included to extend the mineralization.

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Once the Cork-Province Mine has been evaluated, exploration will be expanded to the other major prospects. For each, plans must include opening and protecting the main portals, stabilizing the historic workings and extending the mineralization beyond the known mine workings. For those mines on the west side of the syncline, underground drilling is the only way to determine the down-dip continuity of the mineralized shoots because they dip into the mountain. Those on the east side may be explored with surface drilling.

Prospecting can be used to follow the favourable stratigraphy between the prospects. The areas between the three mines along the Keen Creek Road are interesting and there is very little information on the stratigraphic section that host three past producing mines. The same can be said for the horizon from Bismark to Index. Future surface drilling may be carried out on areas between the prospects.

It is the goal of this exploration to outline mineralization which will form the basis of a NI 43-101 compliant resource estimate of the Cork-Province prospect and direct future exploration of the other prospects on the Kaslo Property

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Table 9

PROPOSED BUDGET KASLO PROJECT

Item	Cost $Cdn.
Phase 1
Archaeology study for First Nations	$ 5,000.00
Contracting to open adit- four adits at $3500 per day for 30 days	$ 105,000.00
Rehabilitation of tunnels 20 days at $3500	$ 210,000.00
Drift sampling	$ 16,000.00
Supplies	$ 45,000.00
Supervision by company including pros. $1,000 for 80 days	$ 80,000.00
Technical support 80 days at $700	$ 56,000.00
Logistical support $750 per day	$ 45,000.00
Sampling and Assays 700 @ $30.	$ 21,000.00
Surface drilling including roads 600 metres	$ 100,000.00
Report and maps	$ 25,000.00
Contingency	$ 38,000.00

TOTAL PHASE 1	$ 750,000.00
Phase 2
Drifting of hanging wall drive 500 metres @ $3200 per	$ 1,600,000.00
Drill Stations @ 25 metres spacing total 20 @ $ 55,000	$ 1,100,000.00
Underground drilling, 13,400 total metres @ $100 per	$ 1,340,000.00
Surface work continued incl 2000 m drilling @ $150 per	$ 500,000.00
Sampling and assaying 1500 samples @ $30.00	$ 45,000.00
Logistical Support at $750 per day	$ 198,000.00
Reporting	$ 50,000.00
Public Relations	$ 40,000.00
Supervision including property wide exploration	$ 150,000.00
Contingency	$ 727,000.00

TOTAL PHASE 2	$ 5,750,000.00

GRAND TOTAL	$ 6,500,000.00

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27.0 DATE AND SIGNATURE PAGE

This report titled “N1 43-101 TECHNICAL REPORT ON THE KASLO PROPERTY, SLOCAN MINING CAMP, BRITISH COLUMBIA FOR AGAVE SILVER CORPORATION” and dated April 15, 2014, was prepared by Dr. Derek E. McBride P.Eng.

Date effective as of 15 April, 2014.

ORIGINAL COPIES SIGNED AND DATED

Dr. Derek E. McBride P.Eng.

Consulting Geologist

67

28.0 CERTIFICATE

I, Dr. Derek E. McBride P.Eng., do hereby certify that:

1	I reside at 20 Forsythia Drive, West Hill, Ontario, M1E 1Y1.

2	I have been licensed to practice as a geological engineer since 1980 in Ontario and prior to that in New Brunswick and Nova Scotia since 1975.

3	This certificate accompanies the report titled N1 43-101 TECHNICAL REPORT ON THE KASLO PROPERTY, SLOCAN MINING CAMP, BRITISH COLUMBIA FOR AGAVE SILVER CORPORATION dated April 15, 2014.

4	I am a graduate of the Haileybury School of Mines with a diploma in Mining Technology and from Queen’s University, Kingston, Ontario with B. Sc. Eng and M. Sc. Eng. degrees in 1968 and 1972 respectively and a Ph.D. in geology from the university of New Brunswick in 1976. I have practised my profession since that time. My speciality has been in mineral exploration and has includes porphyry copper, volcanogenic massive sulphide, orogenic gold, vein silver, iron, uranium, and diamond experience. Projects have covered most geological provinces in Canada and in 16 countries. I am credited with two gold mine discoveries.

5	I am a Professional Engineer licensed by PEO, License Number 29879012.

6	I am also registered as Professional Engineer in the Province of British Columbia License Number 40098.

7	I am a “Qualified Person” for the purpose of NI 43-101.

8	I visited the Kaslo Property from October 9 to 23, 2013.

9	I am solely responsible for this report.

10	I am independent of the issuer as described in Section 1.5 of NI 43-101

11	I have had no previous involvement with the Kaslo Property prior to the work that supported this technical report.

12	I have read NI 43-101, Form 43-101F1 and the technical report and have prepared the technical report in compliance with NI 43-101 and generally accepted Canadian mining industry practice.

13	As of the date of this technical report, to the best of my knowledge, information and belief, the technical report contains all scientific and technical

68

information that is required to be disclosed to make the technical report not misleading.

ORIGINAL COPIES SIGNED AND DATED

Dr. Derek McBride P.Eng.

April 15, 2014

69

29.0 REFERENCES

Cairnes C. E., 1934: Slocan Mining Camp, British Columbia; Geol. Sur. Can. Mem. 173, 137p.

------------------, 1935: Descriptions of Properties, Slocan Mining Camp, British Columbia; Geol. Sur. Can. Mem. 184, 274p.

Cohen, H. H., 1966: Report on the Index Mine, Keen Creek, Kaslo Area, B.C., Comp. Rept. Index Mines Ltd., 10p.

Dandy, L., 1998: Geological, geochemical, ant trenching Report on the Bismark Property, Slocan Mining Division; Cream Minerals Ltd. Comp report, 60p.

------------, 1999: Geological, Geochemical, Geophysical and Diamond Drilling Report on the Kaslo Silver Property” Cream Minerals Ltd; Comp. Report, 48p.

Evans, D. S. and Sinden, G. W., 1984: Prospecting Report Silver Bear Claims, Slocan Mining Division, for Greenwich Resources Inc. 18p.

Evans, D. S., 1985: Reconnaissance Geochemical and Geophysical Surveys, Silver Bear Claims, Slocan Mining Division for St. James Minerals Ltd. 13p.

--------------, 1987: Drilling Report, Bismark Properties, Slocan Mining Division; Comp. Report St. James Minerals Ltd., 10p.

Freeze, A. C. 1966: On the origin of the Sullivan Orebody, Kimberly, B. C.; C.I.M.M. Vol. No. 8, pp 263-294.

Goldsmith, L. B., 1979: Surface Geology and Soil Geochemistry, Cork-Province Mine, Slocan Mining Division, B. C., 16p.

--------------------, 1982: Reconnaissance Underground Mapping and Sampling, 3rd Level Cross Cut, Cork-Province Mine, Slocan Mining Division, Kaslo, B. C. Assessment file No. 10,712, 9p.

Grunenberg, P. 1998: Diamond Drilling and geophysical Report on the Bismark Property, Slocan Mining Division B.C; Comp. Rept. 23p.

-----------------, 1999: Diamond Drilling Report on the Kaslo Silver Property; Comp. Rept. 23p.

Hill, H. L. and Associates, 1957: Report on Daybreak Mining Corporation (1957) Ltd, Ainsworth Mining Division, Kaslo, B. C. 8p.

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-------------------------------, 1965: Report on Daybreak Mining Corporation (1957) Ltd, Ainsworth Mining Division, Kaslo, B. C. 3p. (An addendum to the 1957 report).

Hodges, L. K. Editor, 1897: Mining in the Pacific Northwest; The Post-Intelligencer, Seattle.

Kelly, K. D., Seal, R. R. II, Schmidt, J. M., Hoover, D. B. and Klein, D. P. 1995: Sedimentary Exhalative Zn-Pb-Ag Deposits (Model 31a;Briskey, 1986); USGS Prof. Paper OFR 95-0831, chap. 29, pp 225-233.

Konkin, K. and Evans, D. S. 1884: Geological Assessment Report, Bismark-Gold Cure Claims, Slocan Mining Division: 15p.

Lakes, A. 1927: Various Maps and Sections in the Company and Chamber of Mines Southeastern British Columbia files.

McBride, D. E., 1976: The Structure and Stratigaphy of the B Zone Heath Steele Mines, Newcastle, N.B.; Unpub. Ph. D. Thesis, Univ. of New Brunswick.

------------------, 1987: Gold Mineralization and its Position in the Geological Evolution of the Beardmore-Tashota Area; CIMM Bull., vol 80, no. 100, pp51-58.

-----------------, 2007: Investigation of 300 Year Old Mine Workings Define New Potential, Santa Domingo Project, Stroud Resources Ltd.; Presentation Guadalajara, Mexico Feb. 2007.

MacDonald, E. D., 1988: Assessment Report, Cork & Dublin, Slocan Mining Division;

18p.

Morganti, J. M. 1979: The Geology and Ore Deposits of the Howard’s Pass Area, Yukon and Northwest Territories: the Origin of Basinal Sedimentary Stratiform Sulphide Deposits Abs. Ph.D. Thesis, Univ. of British Columbia.

Muraro, T. W. 1966: Metamorphism of Zinc-Lead Deposits in Southeastern British Columbia; C.I.M.M., Sp. Vol. No. 8, pp239-250.

Westerman, C. J. 1987: Geological, Geochemical and Geophysical Report on the Bismark Property, Slocan Mining Division for Strand Resources Inc. 18p.

-------------, 1989: Diamond Drill Report on the Bismark Property, Slocan Mining Division B.C. 16p.

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30.0 APPENDIX 1

Mining Contractor Quotes for Opening and Rehabilitating Tunnels

72

GENEX

Box 13
Silverton B.C.
V0G 2B0
Ph. 250.358.2890
info@genexmining.com

Dear Dr. Derek McBride P.Eng,

Re: Agave Silver's Kaslo Properties

The estimated cost per day to open up the adits is $3420.00.

Estimate includes the following:

- Labour and payroll taxes for 3 men. (8hours onsite 2hours travel per day)
- Shiftboss ticket.
- Bobcat (with certified diesel engine for underground use).
- Small Bobcat excavator rental.
- Ventilation fan.
- Generator.
- Compressor, jackleg/stoper, hoses.
- Transportation from Silverton Shop to mine site.
- 4x4 Genex truck left on-site at all times, in case an employee has to leave site mid-day to get parts and or supplies.
- Gas detector and handheld fire extinguishers.
- General first aid equipment. (AED, stretcher, Oxygen therapy kit)
- Cost plus on consumables- 5% (rail, rock bolts & screen, timber, Victaulic pipe, vent tube and explosives if needed…these items are not included in estimate)
- Genex Company Profit.

cost plus

Thank-you for asking Genex to be a part of your project. If you have any more question please feel free to call us.

All the best,
Brian Mills, President
Genex Mining Company Ltd.

55000
per drill Stn

73

http://webmail.excite.com/6902170e/gds/popout.html

From: genexmining@netidea.com
Subject: drifting estimate
Date: 01/20/2014 01:55 PM
To: dmcbgms@excite.com, brian@genexmining.com

Hi Derek,

You can use $3200/metre for drifting as an estimate. thanks

--
Regards,

Brian Mills
www.genexmining.com

1 of 1 11/02/2014 11:13 AM

74

http://webmail.excite.com/6902170e/gds/popout.html

From: genexmining@netidea.com
Subject: Re: drifting estimate
Date: 01/20/2014 03:58 PM
To: dmcbgms@excite.com

Hi Derek,

Assuming we a cut drill station only, $55,000. (15'x15', 5-7 days excavation, fully bolted and screened, all services already in place)

You probably would not need this large of a station if you are drilling down.

Regards,

Brian Mills
www.genexmining.com

On 1/20/2014 12:27 PM, Derek%20McBride wrote:
> Hi Brian:
> Is $40,000 a reasonable cost for slashing out a drill station?
> Thanks,
> Derek
>
> -----Original Message-----
> From: "Genex Mining" [genexmining@netidea.com]
> Date: 01/20/2014 01:55 PM
> To: "Dr. Derek McBride P.Eng." <dmcbgms@excite.com>;, "Genex Mining" <brian@genexmining.com>;
> Subject: drifting estimate
>
> Note: Original message sent as attachment

1 of 1 11/02/2014 11:12 AM